Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Grant of Share Options
January 8, 2016:  Caledonia Mining Corporation ("Caledonia" or the "Company") announces that on December 22, 2015 options over 90,000 common shares of no par value each in the Company were granted to David Henderson, a non-executive director of the Company, exercisable at 74 Canadian cents (being the closing price on December 22, 2015) and to expire on December 22, 2020.
These options were granted following David Henderson's appointment to the board of Caledonia, which was announced on August 10, 2015.  David Henderson now holds a total of 90,000 options over the common shares of the Company.

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204